

Mail Stop 4561

November 4, 2015

Robert P. Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re:** **NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-00395**

Dear Mr. Fishman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated September 25, 2012, you discussed contacts with Sudan and Syria. You state on page 33 of the 10-K that in 2014 your branch in Syria maintained a bank account at the Commercial Bank of Syria, which is designated as a Specially Designated National. You disclose on pages 23 and 92 of the 10-K revenues in Africa and the Middle East, regions that include Sudan and Syria.

    As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your letter to us, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations, page 23

3.   We note you include a supplemental revenue information table in your quarterly earnings releases on Forms 8-K that presents revenue on a comparative basis by specific type of offering: cloud, software license/software maintenance, professional services, hardware, and other services. We also note you discuss the results by offering on your earnings calls. Please tell us how you considered including this information here and in your respective Form 10-Q filings as it appears management uses this information to manage the business, and it may be meaningful to investors in understanding known trends and demands as it relates to your product and service offerings. We refer you to Item 303(a) of Regulation S-K and Section III of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 81

4.   You state that any costs that may be incurred in excess of those amounts provided as of December 31, 2014 cannot be reasonably determined, or are not currently considered probable. It is not clear from this disclosure whether you believe there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred. Please confirm that in future filings you will revise and clarify your disclosure to state whether you believe there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred and if so, disclose the estimated additional loss or range of loss, or state that such an estimate cannot be made. Please provide us with proposed draft disclosure in your response. We refer you to paragraphs 3 through 5 of ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services